SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel Distribuição's Grid Market increased by 3.3% in 4Q20

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trade energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general the performance of Copel's energy market in 4Q20.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, presented a 3.3% growth in energy consumption in 4Q20, as illustrated in the following table:

The observed result is mainly due to the 11.1% growth in consumption in the free market, influenced by the good performance of Paraná State's industrial production, which increased 4.8% in October and 14% in November, with the sectors that most contributed to the increase in energy consumption were the manufacture of food products and the manufacture of rubber and plastic products. This variation was partially offset by the 0.7% drop in consumption in the captive market, due to the high basis of comparison seen in the previous year, when average temperatures registered higher values.

The captive Market

Copel Distribuição’s captive market energy sales totaled 5,002 GWh in 4Q20, a reduction of 0,7%. The following table illustrates captive market behavior according to customer segment.

The residential class consumed 2,117 GWh between October and December 2020, registering a growth of 9.8%, mainly reflecting the increase in average monthly consumption to 179 kWh / month, a variation of 6.5% compared to 4Q19, influenced , mainly due to the social isolation measures implemented since the second half of March, which motivated people to stay longer in their homes during the period.

In the fourth quarter of 2020, this class represented 42.3% of captive market consumption, totaling 3,944,556 consumers at the end of December 2020.

The industrial class registered a drop of 9.7% in the period from October to December 2020, totaling 595 GWh, mainly due to (i) the strong reduction in energy consumption in the captive market industries, due to the decrease in the level of activity economy in several areas due to the effects of the Covid-19 pandemic, with the food product manufacturing (-12.6%) and plastic material (-17.7%) segments having the greatest impact on this result ; and (ii) the migration of customers to the free market, which would represent an average consumption of approximately 97 GWh in the quarter. At the end of December 2020, the industrial class represented 11.9% of consumption in the captive market, with 71,038 consumers.

The commercial class consumed 1,092 GWh in 4Q20, a decrease of 9.2%, and the drop in consumption by the commercial class is also due to the reduction in the level of economic activity due to the effects of the Covid-19 pandemic, with activities retail trade (-8.6%) and wholesale trade, except automotive vehicles and motorcycles (-14.5%) were the ones that most impacted this result. At the end of the fourth quarter of 2020, this class represented 21.8% of consumption in the captive market, with 412,630 consumers.

The rural class recorded a 4.5% increase in energy consumption in 4Q20, totaling 623 GWh, reflecting the good performance of agribusiness in Paraná, despite the negative effects of the Covid-19 pandemic. At the end of

December 2020, the class represented 12.5% of Copel's captive market consumption with 347,562 consumers.

The other classes (public authorities, public lighting, public services and own consumption) totaled 574 GWh consumed between October and December 2020, down 11.8%, mainly due to the 22.2% reduction in the “government”, which was also motivated by the effects of the Covid-19 pandemic. Together, these classes represented 11.5% of consumption in the captive market, with 60,066 consumers at the end of 4Q20.

Consolidated energy market at Copel

Electricity Sales

Copel’s electricity supply, which is the volume of energy sold to final customers, is comprised by sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Mercado Livre, increased 5.2% between October and December 2020.

The breakdown of energy sales by segment is illustrated below:

Total Energy Sold

Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Mercado Livre totaled 14,268 GWh in the four quarter of 2020, increase of 13.7%.

The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Mercado Livre:

UTE Araucária

Additionally, UTE Araucária was dispatched in the fourth quarter of this year due to the worsening of hydrological conditions and the reduction of available energy in the system. The amount of energy produced by the thermoelectric plant in the same period of 2019 is shown in the table below:

Curitiba, January 28, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 28, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.